UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Veritone, Inc.

(Name of Subject Company (Issuer))

Apis Ventures LLC

(Names of Filing Persons (Offeror))

Apis Capital Management LLC

(Names of Filing Persons (Other Person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92347M 10 0

(CUSIP Number of Class of Securities)

Dr. Edgar Radjabli

Apis Capital Management LLC

777 South Flagler Drive Suite 800

West Palm Beach, FL, 33401

(561) 837-7311

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Darrick M. Mix, Esq.

Peter D. Visalli, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On December 20, 2018, Apis Ventures LLC (“Apis Ventures”), Apis Capital Management LLC (“Apis Capital”), ACM Market Neutral Volatility Strategy Fund LP (“ACM”) and Dr. Edgar Radjabli (together with Apis Ventures, Apis Capital and ACM, the “Schedule 13D Reporting Persons”) filed Amendment No. 1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission on December 10, 2018, on behalf of the Schedule 13D Reporting Persons, with respect to the shares of common stock, $0.001 par value per share, of Veritone, Inc. (“Veritone”), disclosing that Apis Capital and Apis Ventures have decided to withdraw the preliminary, non-binding offer to acquire Veritone.